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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

          For the month of October 2003

                        Woori Finance Holdings Co., Ltd.
                        --------------------------------
                 (Translation of registrant's name into English)

                 203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea
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                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F  X           Form 40-F ____
                             ----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes _____              No  X
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            Readjustment of Woori Bank's 1H 2003 financial statements

Following the review of Woori Bank's 2Q 2003 financial results for the purpose of evaluating whether it had met the targets set forth in its Memorandum of Understanding with the KDIC and Woori Finance Holdings, Woori Finance Holdings will have to readjust its 1H 2003 Korean GAAP financial statements. Woori Finance Holdings is currently confirming the amount of the readjustment.

Key Details of Woori Bank's readjustment with respect to its 1H 2003 financial statements:

     . Woori Bank understated its net profit by at least W198.3 billion due to inappropriate accounting treatment with respect to its subsidiary, Hanvit SPC;

     . As Woori Bank is a wholly-owned subsidiary of Woori Finance Holdings, the net profit of Woori Finance Holdings was also understated and hence requires a readjustment with respect to its consolidated financial statements; and

     . Details of this readjustment will be publicly disclosed again once the amount is confirmed.

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                 Disciplinary action against Woori Bank Officers

Following the review of Woori Bank's 2Q 2003 financial results, Woori Finance Holdings levied disciplinary action against Woori Bank officers as Woori Bank violated certain provisions of its Memorandum of Understanding with Korea Deposit Insurance Corporation and Woori Finance Holdings.

Reasons:

     . Woori Bank understated its net profit by at least W198.3 billion due to inappropriate accounting treatment with respect to its subsidiary, Hanvit SPC, and this adversely affected Woori Finance Holdings' accounting transparency; and

     . Furthermore, Woori Bank did not adhere to Woori Finance Holdings' strategic direction during the course of rehabilitating Woori Credit Card, and this resulted in a setback with respect to the management of Woori Finance Holdings.

Disciplinary Actions:

     .    Woori Bank CEO: Severe warning; and

     .    Head of Management Planning and Head of Credit Management:
          Disciplinary action of at least a "suspension of office."

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Woori Finance Holdings Co., Ltd.
                                             (Registrant)

     Date: October 13, 2003                  By: /s/  Won Gihl Sohn
                                                --------------------------------
                                                (Signature)

                                             Name:   Won Gihl Sohn
                                             Title:  Managing Director